Exhibit 12.1
CONTINENTAL AIRLINES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	Years Ended December 31,
	2005	2004	2003	2002	2001

Earnings:
Earnings (Loss) Before Income Taxes and Minority Interest	(68)	(449)	186	(649)	(146)
Less:
Undistributed Earnings (Losses) of Equity Investees	62	66	23	8	(14)
Plus:
Interest Expense	410	389	393	372	311
Capitalized Interest	(12)	(14)	(24)	(36)	(57)
Amortization of Capitalized Interest	40	39	38	35	28
Portion of Rent Expense
Representative of Interest Expense	906	856	847	860	842

	1,214	755	1,417	574	992

Fixed Charges:
Interest Expense	410	389	393	372	311
Portion of Rent Expense Representative of Interest Expense	906	856	847	860	842

Total Fixed Charges	1,316	1,245	1,240	1,232	1,153

Coverage Adequacy (Deficiency)	(102)	(490)	177	(658)	(161)

Coverage Ratio	NA	NA	1.14	NA	NA